October 4, 2018

Ada D. Sarmento
Division of Corporate Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated October 2, 2018, regarding
IntelGenx Technologies Corp.
Registration Statement on Form S-3
Filed September 24, 2018
File No. 333-227498

Dear Ms. Sarmento:

This letter responds to the staff’s comment set forth in the October 2, 2018 letter (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Set forth below is the Company’s response to the staff’s comment in the Comment Letter. For convenience, the staff’s comment is included below, followed by the Company’s response to the comment.

In response to the staff’s comment, the Company has filed an Amendment No. 1 to its Registration Statement on Form S-3 with the Securities and Exchange Commission (“Amendment No. 1”).

The Company’s response is as follows:

Registration Statement on Form S-3

Documents Incorporated By Reference, page 33

Staff Comment No. 1.

Please amend your registration statement to incorporate by reference the description of your common stock contained in a registration statement filed under the Securities Exchange Act of 1934, as amended. Refer to Item 12(a)(3) of Form S-3.

IntelGenx Technologies Corp.’s Response:

In response to the staff’s comment, the Company has incorporated by reference the description of its common stock in a registration statement filed under the Securities Exchange Act of 1934 in the Amendment No. 1.

Ada D. Sarmento
October 4, 2018

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
IntelGenx Technologies Corp.

/s/ Horst G. Zerbe
Horst G. Zerbe
Chief Executive Officer

cc:	Richard Raymer, Esq., Dorsey & Whitney LLP